UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes information discussed by Sociedad Química y Minera de Chile S.A. on the first quarter 2013 earnings conference call on May 28, 2013.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x	Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______	No x .

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

Santiago, Chile, April 26, 2012 - Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) informs that on May 30, 2013 it held its first quarter 2013 earnings conference call. The following items were discussed as part of the conference call:

 Specialty Plant Nutrition

It is anticipated the average prices for the SPN business line will be about $US50 less in 2013 than prices seen during 2012.

Iodine and Derivative

As a leading producer in this market, our strategy is to optimize margins as a result of the significant price increase over the past two years. The company expects that volumes will be down 5-7% between 2012 and 2013. SQM does its own market analysis on iodine to estimate different producers’ costs. Based on our estimates, and very little public information, we believe that we are in the first quartile on the cost curve.

Lithium and Derivatives

The Company reported weak volumes in the first quarter of 2013. Some of the volumes will be recovered during the remainder of 2013, but we expect volumes for the full year to be down around 5% for 2013, when compared to 2012. Positively, the price for lithium carbonate is up around 8% when compared to the fourth quarter of 2013. Public information is limited in terms of the competitions’ costs for this business line, but the company believes that it is in the first quartile on the cost curve.

Lithium capacity is currently approximately 48,000 metric tons. The Company is working on engineering to increase to 60,000 metric tons, but a final decision to move forward has not been made yet. This expansion will mainly decrease bottlenecking in the plant.

Potassium Chloride & Potassium Sulfate (MOP & SOP)

The Company saw strong volumes in this business line during the first quarter of 2013, but was impacted by lower prices when compared to 2012. It is believed that this price impact has been seen, and that prices should remain relatively stable with the first quarter throughout the remainder of 2013. Current production of MOP and SOP is around 1.9 – 2.0 million metric tons per year. The company plans to expand its operation to approximately 2.3 million by the end of 2014. Most of the increases in MOP volumes will likely be sold in the Potassium Chloride and Potassium Sulfate Business line rather than the SPN business line, but it will depend on the SPN market. The Company remains limited to expansions beyond this mainly as a result of environmental approvals and permits, but according to our current permit, we may continue increasing capacity in the future. Estimated costs for this expansion are outline below under “Capital Expenditure Plan”.

Industrial Chemicals

The Company estimates that solar salt sales within this business line will decrease from approximately 165,000 metric tons in 2012 to around 70,000 metric tons in 2013.

Capital Expenditure Plan

The Company plans to spend approximately US$500 million on its annual capital expenditure plan in 2013. Maintenance Capital Expenditures will be approximately US$180 million, and about US$240 million will be used for the expansion of potassium based products in the Salar de Atacama. The Company is investing in preparing water supply for the next 2,500 ton expansion of iodine in the first region of Chile. The final decision to go forward with this iodine expansion has not been finalized, and the decision will depend on market conditions. There is no foreseeable dilution of costs resulting of this potential expansion.

A capital expenditure plan for 2014 has not been determined, but we expect it will be lower than 2013.

Cost Outlook 2013

In general there continues to be pressure on labor costs resulting from minimal unemployment in Chile, particularly the mining industry as a result of a boom in copper and as a result of the exchange rate. A significant portion of the company’s labor costs are in Chilean Pesos. It is estimated the inflation for costs during 2013 will be around 5%.

General Outlook 2013

It is anticipated that gross margin for 2013 will be less than 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.

Ricardo Ramos R.

Chief Financial Officer

Date: May 30, 2013.